210, 1167 Kensington Cr. N.W.
Calgary, Alberta
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FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Enters into Sponsorship Agreement with NCIC CTG for Randomized Phase II Study in Advanced and Metastatic Breast Cancers

CALGARY, June 21, 2012 --- Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC) (NASDAQ:ONCY) today announced that it has entered into an agreement whereby the NCIC Clinical Trials Group (NCIC CTG) at Queen’s University in Kingston, Ontario, will sponsor and conduct a randomized Phase II study of REOLYSIN® in patients with advanced or metastatic breast cancer.

“We are excited to announce our fourth randomized study with the NCIC CTG,” said Dr. Brad Thompson, President and CEO of Oncolytics. “This study will build upon pre-clinical research conducted with REOLYSIN in human breast cancer primary tumour samples.”

The study will be an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN given in combination with paclitaxel versus paclitaxel alone. Approximately 50 response-evaluable patients will be enrolled in each arm, after a six- to nine-patient safety run-in.

About Breast Cancer
The Canadian Cancer Society estimates that 22,900 Canadians will be diagnosed with breast cancer and 5,155 Canadians are expected to die from the disease in 2012. The American Cancer Society estimates that 229,060 Americans will be diagnosed with breast cancer and 39,920 will die from the disease in 2012.

About the NCIC Clinical Trials Group at Queen’s University
The NCIC Clinical Trials Group (NCIC CTG) is a cancer clinical trials cooperative group that conducts Phase I-III trials testing anti-cancer and supportive therapies across Canada and internationally. It is a national research program of the Canadian Cancer Society. The NCIC CTG’s Central Office is located at Queen’s University in Kingston, Ontario, Canada.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the Phase II breast cancer trial sponsored by the NCIC CTG, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	IRG, LLC Erika Moran 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com